Exhibit 99.1
FOR IMMEDIATE RELEASE

CONTACTS:	Brett Larsen	Michael Newman
	Chief Financial Officer	Investor Relations
	Key Tronic Corporation	StreetConnect
	(509) 927-5500	(206) 729-3625

KEY TRONIC CORPORATION ANNOUNCES RESULTS
FOR THE SECOND QUARTER OF FISCAL YEAR 2023

Expected Increase in Revenue and Earnings; New Program Wins; Preparing for Growth in Coming Quarters
Spokane Valley, WA— January 31, 2023 — Key Tronic Corporation (Nasdaq: KTCC), a provider of electronic manufacturing services (EMS), today announced its results for the quarter ended December 31, 2022.
For the second quarter of fiscal year 2023, Key Tronic reported total revenue of $123.7 million, compared to $134.5 million in the same period of fiscal year 2022. For the first six months of fiscal year 2023, total revenue was $261.0 million, compared to $267.2 million in the same period of fiscal year 2022.
As previously announced, revenue for the second quarter of fiscal year 2023 was impacted by a six-week delay in starting production for a large program with a leading power equipment company. This delayed revenue by approximately $20 million from the second quarter of fiscal 2023, but production for this program is currently underway and increasing in the third quarter.
For the second quarter of fiscal year 2023, the Company’s gross margin was 7.2% and operating margin was 2.9%, compared to a gross margin of 7.3% and an operating margin of 1.2% in the same period of fiscal year 2022. The gross margin in the second quarter of fiscal year 2023 was adversely impacted by business interruption and other operational losses related to storm damage to the Company’s Arkansas facility, as well as by preparations for expected sales growth in the second quarter and increased labor costs in both the US and Mexico. While profitability is expected to improve in coming quarters with expected increases in revenue, higher interest rates on our line of credit and increasing wages will limit a portion of that expected improvement.
For the second quarter of fiscal year 2023, net income was $1.0 million or $0.09 per share, compared to $0.6 million or $0.05 per share for the same period of fiscal year 2022. The Company’s results for the second quarter of fiscal year 2023 include a gain on insurance proceeds of $2.7 million or approximately $0.19 per share related to equipment damaged in the storm at the Company’s Arkansas facility. The Company is still determining further business interruption proceeds related to the operational losses incurred in the past two quarters as a result of the storm damage. For the first six months of fiscal year 2023, net income was $2.1 million or $0.20 per share, compared to $1.4 million or $0.13 per share for the same period of fiscal year 2022.
“We’re pleased with the successful ramp of new programs and our expanding customer base in the second quarter of fiscal 2023, despite the six-week delay for the large, previously announced power equipment program,” said Craig Gates, President and Chief Executive Officer. “Production for that program is now back on track and rapidly ramping up.”
“During the second quarter of fiscal year 2023, we continued to see the favorable trend of contract manufacturing returning to North America. We won new programs involving outdoor power equipment, battery management, automated sprinklers and biometric sensor technology. We move into the third quarter with record backlog and we’re seeing improvement in the global supply issues for certain components that have severely limited our production in recent periods.”
The financial data presented for the second quarter of fiscal year 2023 should be considered preliminary and could be subject to change, as the Company’s independent auditor has not completed their review procedures.

Business Outlook
For the third quarter of fiscal 2023, Key Tronic expects to report revenue in the range of $160 million to $170 million and earnings in the range of $0.15 to $0.25 per diluted share. These expected results assume an effective tax rate of 25% in the coming quarter.
Conference Call
Keytronic will host a conference call to discuss its financial results at 2:00 PM Pacific (5:00 PM Eastern) today. A broadcast of the conference call will be available at www.keytronic.com under “Investor Relations” or by calling 888-204-4368 or +1-323-994-2093 (Access Code: 5318438). A replay will be available at www.keytronic.com under “Investor Relations”.
About Key Tronic
Keytronic is a leading contract manufacturer offering value-added design and manufacturing services from its facilities in the United States, Mexico, China and Vietnam. The Company provides its customers full engineering services, materials management, worldwide manufacturing facilities, assembly services, in-house testing, and worldwide distribution. Its customers include some of the world’s leading original equipment manufacturers. For more information about Keytronic visit: www.keytronic.com.
Forward-Looking Statements
Some of the statements in this press release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to those including such words as aims, anticipates, believes, continues, estimates, expects, hopes, intends, plans, predicts, projects, targets, or will, similar verbs, or nouns corresponding to such verbs, which may be forward looking. Forward-looking statements also include other passages that are relevant to expected future events, performances, and actions or that can only be fully evaluated by events that will occur in the future. Forward-looking statements in this release include, without limitation, the Company’s statements regarding its expectations with respect to financial conditions and results, including revenue and earnings during periods of fiscal year 2023, risks of manufacturing supply chain and operational disruptions, demand for certain products and the effectiveness of some of our programs, business from new customers and programs, improvement of supply chain delivery and impacts from operational streamlining. There are many factors, risks and uncertainties that could cause actual results to differ materially from those predicted or projected in forward-looking statements, including but not limited to: the future of the global economic environment and its impact on our customers and suppliers; the availability of components from the supply chain; the availability of a healthy workforce; the accuracy of suppliers’ and customers’ forecasts; development and success of customers’ programs and products; timing and effectiveness of ramping of new programs; success of new-product introductions; the risk of legal proceedings or governmental investigations relating to the subject of the internal investigation by the Company’s Audit Committee and related or other unrelated matters; acquisitions or divestitures of operations or facilities; technology advances; changes in pricing policies by the Company, its competitors, customers or suppliers; impact of new governmental legislation and regulation, including tax reform, tariffs and related activities, such trade negotiations and other risks; and other factors, risks, and uncertainties detailed from time to time in the Company’s SEC filings.

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended		Six Months Ended
	December 31, 2022	January 1, 2022	December 31, 2022	January 1, 2022
Net sales	$123,708	$134,456	$260,971	$267,218
Cost of sales	114,788	124,648	241,672	247,272
Gross profit	8,920	9,808	19,299	19,946
Research, development and engineering expenses	2,287	2,498	4,583	4,947
Selling, general and administrative expenses	5,735	5,659	11,391	11,254
Gain on insurance proceeds, net of losses	(2,710)	—	(3,644)	—
Total operating expenses	5,312	8,157	12,330	16,201
Operating income	3,608	1,651	6,969	3,745
Interest expense, net	2,507	1,095	4,394	2,087
Income before income taxes	1,101	556	2,575	1,658
Income tax provision	134	(31)	456	256
Net income	$967	$587	$2,119	$1,402
Net income per share — Basic	$0.09	$0.05	$0.20	$0.13
Weighted average shares outstanding — Basic	10,762	10,762	10,762	10,762
Net income per share — Diluted	$0.09	$0.05	$0.20	$0.13
Weighted average shares outstanding — Diluted	10,832	11,057	10,832	11,055

KEY TRONIC CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands)
(Unaudited)

	December 31, 2022	July 2, 2022
ASSETS
Current assets:
Cash and cash equivalents	$810	$1,707
Trade receivables, net of allowance for doubtful accounts of $14 and $12	134,290	135,876
Contract assets	28,329	21,974
Inventories, net	171,749	155,741
Other	28,969	24,710
Total current assets	364,147	340,008
Property, plant and equipment, net	27,110	26,012
Operating lease right-of-use assets, net	18,652	16,731
Other assets:
Deferred income tax asset	10,911	10,055
Other	11,928	14,117
Total other assets	22,839	24,172
Total assets	$432,748	$406,923
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$140,704	$121,393
Accrued compensation and vacation	7,813	11,836
Current portion of debt, net	6,667	7,402
Other	18,285	23,036
Total current liabilities	173,469	163,667
Long-term liabilities:
Term loans	4,603	5,716
Revolving loan	109,704	94,577
Operating lease liabilities	13,084	12,023
Deferred income tax liability	24	64
Other long-term obligations	4,553	5,998
Total long-term liabilities	131,968	118,378
Total liabilities	305,437	282,045
Shareholders’ equity:
Common stock, no par value—shares authorized 25,000; issued and outstanding 10,762 and 10,762 shares, respectively	47,576	47,474
Retained earnings	79,948	77,829
Accumulated other comprehensive income (loss)	(213)	(425)
Total shareholders’ equity	127,311	124,878
Total liabilities and shareholders’ equity	$432,748	$406,923
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